

Cory Smith MBA · 3rd
Head of Revenue Operations at OurFamilyWizard
New York, New York, United States · Contact info
500+ connections

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OurFamilyWizard

University of Pennsylvania - The Wharton School

Experience


Head of Revenue Operations
OurFamilyWizard · Full-time
Apr 2021 – Present · 2 mos


Chief Financial Officer
Boaz Bikes · Full-time
Jan 2018 – Present · 3 yrs 5 mos
New York City Metropolitan Area

- Helped raise over $1M in seed funding
- Owned modeling of all go-to-market opportunities, including new markets and product offerings
- Helped develop a scalable expansion strategy   ...see more


Vice President of Revenue Operations and Finance
Northspyre · Full-time
Aug 2020 – Mar 2021 · 8 mos
Brooklyn, New York, United States

Align operational strategies with financial goals
- Helped drive 37% ARR growth over a 4-month period
- Developed growth initiatives that also minimized cash burn by reallocating spend from non-performing areas without disrupting operations   ...see more


Head of Strategic Finance
Redline Startup Advisory · Full-time
Apr 2017 – Apr 2019 · 2 yrs 1 mo
Greater New York City Area

Large Media Company:
- Responsible for forecasting, budgeting, and analyzing P&L variances
(e.g. Budget vs. Actual, Budget vs. Outlook)
- Owned cash flow modeling and 3-5 year strategic financial model   ...see more


Director of Financial Planning Analysis
Geller & Company
Oct 2015 – Apr 2017 · 1 yr 7 mos
New York, NY

• Responsible for consolidation and analysis of Budget, Quarterly Outlooks, and 5 year plan forecasts for all Bloomberg businesses; Developed independent models to analyze growth rates and projections for reasonableness and underlying drivers of performance; Work with Core Terminal, Media, Trading Solutions, Verticals, and other Bloomberg businesses to provic ...see more

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Education


University of Pennsylvania - The Wharton School
Master of Business Administration (MBA), Finance, General


University of North Carolina at Chapel Hill

Skills & endorsements

Financial Analysis · 11

 Endorsed by **Ken Ayub, CFA, CC,** who is highly skilled at this    Endorsed by **2 of Cory's colleagues at Northspyre**

Financial Modeling · 8

 Endorsed by **2 of Cory's colleagues at Northspyre**

Valuation · 5

Zoe Pierce and 4 connections have given endorsements for this skill

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Recommendations

Received (0)   **Given (1)**

 **Zoe Pierce**
Sr. Customer Success
Manager at Apprentice.io
October 7, 2020, Cory worked
with Zoe in different groups

Zoe is an amazing leader who knows how to leverage customer engagement and technology to optimize revenue retention and growth strategies. She has an uncanny ability to stay calm in very stressful situations while maintaining her focus on performance and short/long-term goals. It would be an honor to ha… See more

Interests

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